January 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Ta Tanisha Meadows and Joel Parker

Re: Sportsman’s Warehouse Holdings, Inc.

Form 10-K for the Fiscal Year Ended February 1, 2025

File No. 1-36401

Ladies and Gentlemen:

This letter sets forth the responses of Sportsman’s Warehouse Holdings, Inc., a Delaware corporation (the “Company”), to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated January 22, 2026 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2025, filed with the Commission by the Company on April 2, 2025.

For your convenience, the comment of the Staff from the Comment Letter has been set forth in italics below and the Company’s responses have been provided immediately thereafter. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.

Form 10-K for the Fiscal Year Ended February 1, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Long-Lived Assets, page 55

1.
Please revise to specify the fiscal periods that you have performed an impairment assessment. In addition, clarify if the assessment at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets, is the individual store level.

Response: The Company acknowledges the Staff’s comment and, in future 10-K filings, will revise its disclosure to specify the fiscal periods during which impairment assessments of long-lived assets were performed. The Company will also clarify that impairment assessments are conducted at the individual store level, which represents the lowest level for which identifiable cash flows are largely independent of other asset groups.

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If you have any questions related to this letter, please contact me at jfalljung@sportsmans.com or (801) 566-6681.

Very truly yours,

/s/ Jennifer Fall Jung

Jennifer Fall Jung

Chief Financial Officer and Secretary

cc: John-Paul Motley, Cooley LLC

Andrew Brown, Grant Thornton LLP